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                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549


                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934


                                Amendment No. 6


                                   HSN, INC.
                                   ---------
              (Formerly Known as Silver King Communications, Inc.)
              ----------------------------------------------------
                                (Name of Issuer)


                     Common Stock, par value $.01 per share
                     --------------------------------------
                         (Title of Class of Securities)


                                  827740-10-1
                                  -----------
                                 (CUSIP Number)


                           Thomas J. Egan, Jr., Esq.
                                Baker & McKenzie
                          815 Connecticut Avenue, N.W.
                          Washington, D.C.  20006-4078
                                 (202) 452-7000
                                 --------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                                January 16, 1997
                                ----------------

                         (Date of Event which Requires
                           Filing of this Statement)


         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

         Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)





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CUSIP No. 827740101
--------------------------------------------------------------------------------
(1)      Name of Reporting Persons
         S.S. or I.R.S. Identification No. of Above Persons

         RMS Limited
           Partnership            Crystal Diamond, Inc.     Roy M. Speer
         88-0224372               88-0223159                ###-##-####
--------------------------------------------------------------------------------
(2)      Check the Appropriate Box if a Member             (a)[x]
         of a Group  (See Instructions)                    (b)[ ]
--------------------------------------------------------------------------------
(3)      SEC Use Only

--------------------------------------------------------------------------------
(4)      Source of Funds
                                         OO

--------------------------------------------------------------------------------
(5)      Check Box if Disclosure of Legal Proceedings             [ ]
         is Required Pursuant to Items 2(d) or 2(e)
--------------------------------------------------------------------------------
(6)      Citizenship or Place of Organization

         RMS Limited Partnership -- Nevada limited partnership
         Crystal Diamond, Inc. -- Nevada corporation
         Roy M. Speer -- individual citizen of the United States
--------------------------------------------------------------------------------
Number of Shares                           (7)  Sole Voting Power
Beneficially Owned                              0
by Each Reporting                          -------------------------------------
Person With                                (8)  Shared Voting Power
                                                0
                                           -------------------------------------
                                           (9)  Sole Dispositive Power
                                                0
                                           -------------------------------------
                                           (10) Shared Dispositive Power
                                                0
--------------------------------------------------------------------------------
(11)     Aggregate Amount Beneficially Owned by Each Reporting Person

         RMS Limited Partnership -- 0 shares
         Crystal Diamond, Inc. -- 0 shares
         Roy M. Speer -- 0 shares

--------------------------------------------------------------------------------
(12)     Check Box if the Aggregate Amount in Row (11)            [ ]
         Excludes Certain Shares
--------------------------------------------------------------------------------
(13)     Percent of Class Represented by Amount in Row (11)

         None

--------------------------------------------------------------------------------
(14)     Type of Reporting Person

         RMS Limited Partnership -- PN
         Crystal Diamond, Inc. -- CO
         Roy M. Speer -- IN





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         RMS Limited Partnership, a Nevada limited partnership, Crystal
Diamond, Inc., a Nevada corporation, and Roy M. Speer hereby amend their
Schedule 13D as originally filed on January 7, 1993 and as amended by Amendment No. 1 thereto filed February 19, 1993, Amendment No. 2 thereto filed September 27, 1994, Amendment No. 3 thereto filed December 1, 1994, Amendment No. 4 thereto filed August 19, 1996 and by Amendment No. 5 thereto, filed November 21, 1996 (the "Schedule 13D"), with respect to the Common Stock, par value $.01 per share ("Common Stock"), of HSN, Inc., formerly known as Silver King Communications, Inc., a Delaware corporation (the "Company"). Each capitalized term used but not defined herein shall have the meaning assigned to such term in the Schedule 13D. As of January 16, 1997, RMS, Crystal Diamond and Mr. Speer ceased to have beneficial ownership of more than 5 percent of the Common Stock of the Company.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         Item 5(a) and (b) of the Schedule 13D are amended to read as follows:

         (a) None of RMS, Crystal Diamond or Mr. Speer are the beneficial owners of shares of stock of the Company.

         (b) None of RMS, Crystal Diamond or Mr. Speer are the beneficial owners of shares of stock of the Company.

         Item 5(c) of the Schedule 13D is amended by adding the following at the end thereof:

         On January 16, 1997, RMS sold 347,114 shares of Common Stock at $21.25 per share. Pursuant to an agreement dated as of January 31, 1997, RMS sold 415,945 shares of Class B Common Stock in a private transaction.

         Item 5(e) is amended to read as follows:

         (e) As of January 16, 1997, RMS, Crystal Diamond and Mr. Speer ceased to have beneficial ownership of more than 5 percent of the Common Stock of the Company.





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                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


February 5, 1997.


                                        /s/ Roy M. Speer
                                        --------------------------------
                                        Roy M. Speer



                                        RMS LIMITED PARTNERSHIP,
                                        a Nevada limited partnership


                                        /s/ C. Thomas Burton
                                        --------------------------------
                                        C. Thomas Burton
                                        President
                                        of Crystal Diamond, Inc.,
                                        the Managing General Partner of
                                        RMS Limited Partnership


                                        CRYSTAL DIAMOND, INC.,
                                        a Nevada corporation


                                        /s/ C. Thomas Burton
                                        --------------------------------
                                        C. Thomas Burton
                                        President





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